iVALT® Launches OnDemand ID providing 5+ Factors of Identity Validation


iVALT
iVALT® Launches OnDemand ID
5+ Factors of Identity Validation–
Secure. Seamless. Smart.
On–DemandID
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"Zero Trust" Endpoint IDENTITY
Presented By:
Baldev Krishan Ph.D.
Date
10/02/2025
www.ivalt.com
Baldev@ivalt.com
FIVE DIMENSIONS OF IDENTITY IN 1-CLICK
"Zero Trust" Endpoint IDENTITY
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Pleasanton, CA – February 10, 2025: iVALT®, a leading innovator of Zero Trust identity solutions, today announced the official launch of OnDemand ID™, a **groundbreaking universal 5+factor identity** product that empowers enterprises with the highest level of

identity validation available. Using a **1-click mobile experience**, OnDemand ID provides the most secure and convenient identity verification and works with all existing authentication systems and enterprise systems. It is the only solution available today to accurately and reliably identify both ends of a phone call, thereby **stopping social engineering and AI deepfakes.**

Stolen credentials account for 80% or more of all cyber crimes. Once stolen, key enterprise employees can be impersonated to get access to key systems, databases and customer information. Worse yet, stolen credentials enable massive data breaches, ransomware attacks and identity theft. iVALT goes far beyond traditional usernames and passwords to capture and verify 5 or more factors of identity in a single click, providing the necessary information to definitively identify the human at the end of any connection, whether online or on phone calls.

OnDemand ID leverages a multi-layered approach to identity verification, combining:

- **Biometric Authentication:** Securely verifies user identity through fingerprint, facial recognition, or voice recognition.
- **Device ID:** Uniquely identifies the user's mobile device, adding another layer of security.
- **Contextual Attributes:** Captures critical information such as GPS location, time, and dynamic variables defined by the enterprise or the end-user, enhancing identity assurance.

This powerful combination of factors is customizable to create a robust 5+ factor identity verification system that surpasses traditional credential-based methods in strength and security. Customers can use OnDemand ID to replace existing 2FA as a more secure and user-friendly alternative. In addition, identity proofing with government documents is an option that creates a far superior level of security by extending known user attributes to OnDemand ID to strengthen identity trust.

OnDemand ID seamlessly integrates with existing authentication platforms through a simple software redirect. This enables the use of iVALT's technology for any use case, ranging from online authentication to IOT and physical access, as well as on-site real-time identity verification.

Baldev Krishan Ph.D., CEO of iVALT summarizes the company's market strategy, "This is the start of a disruption toward de-centralized identity that is so necessary to stop the pervasive cybersecurity threats we hear about every day. Users can own and control their own identities instead of delegating control to all of their digital relationships, any of which can be easily breached."

About iVALT

iVALT is a leading provider of patented 5+ factor identity solutions that empower businesses and individuals alike with secure and convenient identity verification. Its mobile-based OnDemand ID product can identify anyone, anywhere, for any application and at any time. New use cases include caller identity to stop social engineering, highly controllable document access, enhanced IOT identity, and AI agent lifecycle security. iVALT works with partners to deliver game changing solutions for a variety of markets and use cases that require highly secure, customizable, and granular identity verifications.

CONTACT:

Baldev Krishan Ph.D.

baldev@ivalt.com

1-510-304-6830